Magda El Guindi-Rosenbaum

+1.202.373.6091

mer@morganlewis.com

VIA EDGAR

January 24, 2022

Valerie J. Lithotomos, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AdvisorShares Trust (File Nos. 333-157876 and 811-22110)

Dear Ms. Lithotomos:

On behalf of AdvisorShares Trust (the “Trust”), this letter responds to comments relating to the Trust’s Post-Effective Amendment No. 197 (“PEA No. 197”) filed on November 5, 2021 for the purpose of registering the AdvisorShares Let Bob AI Powered Momentum ETF (the “Fund”) as a new series of the Trust. For ease of reference, set forth below are your comments followed by the Trust’s responses.

1.	Comment. Please provide the completed fee table and expense example in advance of the effective date giving adequate time for the staff to review.

Response. The Trust represents that the completed fee table and expense example are provided in the attached appendix.

2.	Comment. If the Fund does not have a Rule 12b-1 plan, please consider removing the line item from the Fund’s fee table.

Response. The Trust represents that the Fund has a Rule 12b-1 plan that is currently inactive.

3.	Comment. Please supplementally provide the ranges for the three market capitalizations referenced in the first paragraph of the principal investment strategy section (small-, mid-, and large-capitalization).

Response. According to the Fund’s investment adviser, the market capitalization range is $300 million to $2 billion for small-cap, $2 billion to $10 billion for mid-cap, and $10 billion and higher for large-cap.

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

January 24, 2022

4.	Comment. Is Let Bob, LLC affiliated with the Fund’s investment adviser?

Response. The Trust represents that Let Bob is not affiliated with the Fund’s investment adviser.

5.	Comment. Is Let Bob, LLC being compensated by the Fund or the Fund’s investment adviser?

Response. According to the Fund’s investment adviser, it will pay a licensing/research fee to Let Bob.

6.	Comment. The third sentence of the second paragraph of the principal investment strategy section references “machine learning algorithms.” What is being optimized or learned by the machine learning algorithms? What signals or outputs are being identified for security selection purposes?

Response. According to the Fund’s investment adviser, the data points used by the algorithms are proprietary to Let Bob. As stated in the Fund’s principal investment strategy disclosure, the algorithms identify stocks of companies demonstrating the highest momentum in public sentiment (i.e., sentiment momentum) as measured by their digital footprint as well as by momentum in their stock price.

7.	Comment. Please explain whether the security selection process is a filter of potential investments. If so, how many securities does the Fund’s investment adviser expect to be filtered through it? Does the investment adviser then choose among the selected securities? How often is this data provided to the investment adviser (for example, daily or in real-time)?

Response. According to the Fund’s investment adviser, Let Bob’s proprietary algorithms begin with a universe of companies representing the broad U.S. stock market. The universe is filtered by the algorithms to identify the companies demonstrating the highest momentum in public sentiment (i.e., sentiment momentum) as measured by their digital footprint as well as by momentum in their stock price. The resulting data is provided daily to the Fund’s investment adviser.

8.	Comment. Please explain what “digital footprint” the algorithms identify. For example, are they scraping social media sites (and, if so, which ones since many sites block this type of web crawler) or are they simply looking at word counts of tickers or do they scrape and look at video and audio content as well as text? Do they look at financial news reports, analyst reports, or social media influencers?

Response. According to the Fund’s investment adviser, the data points used by the algorithms are proprietary to Let Bob. The investment adviser understands that Let Bob uses a variety of sources to gain information about the digital interactions between a company and its customers.

9.	Comment. Please endeavor to make the principal investment strategy disclosure more plain English.

Response. The Trust represents that the disclosure has been revised as requested.

January 24, 2022

10.	Comment. The first sentence of the third paragraph of the principal investment strategy section references “performance data.” What is the performance data (for example, company reviews or website rankings)? To what are “online interactions” and “digital properties” referring? Please explain.

Response. According to the Fund’s investment adviser, the data points used by the algorithms are proprietary to Let Bob. The investment adviser understands “online interactions” to mean, for example, logins, page views, and online customer inquiries, and “digital properties” to mean, for example, websites, apps, and other digital properties owned or utilized by a company.

11.	Comment. The staff’s understanding of the first and second sentences of the third paragraph is that, based on digital performance and financial data, the algorithms identify companies that are “outperforming” and that these projections will lead to earnings/growth beyond market analysts’ expectations. Is that accurate?

Response. According to the Fund’s investment adviser, the algorithms identify companies that are outperforming and have the potential to exceed analyst sentiment or expectations, as described in the sentences noted in the staff’s comment.

12.	Comment. With respect to the fourth paragraph of the principal investment strategy section, is the strategy market cap dependent? During downturns, is the strategy going to focus on larger or smaller cap companies? The first paragraph states that stocks typically will be equal weighted. Is this not the case during downturns?

Response. According to the Fund’s investment adviser, the strategy is not market cap dependent. During a downturn, downward momentum is measured to determine when to avoid stocks of certain market capitalizations and, as a result, any or all three of the market cap groups could be avoided for a period of time.

13.	Comment. Regarding the defensive cash position described in the first sentence of the fifth paragraph of the principal investment strategy, the staff suggests disclosing that the Fund may not achieve its investment strategy when moving to such a position.

Response. The Trust represents that, unlike the typical temporary defensive strategy, the Fund’s defensive cash position strategy is part of the Fund’s principal investment strategy and is designed to aid the Fund in achieving its investment objective.

14.	Comment. With respect to the next sentence in that paragraph, please supplementally explain what is meant by “relatively” high portfolio turnover.

Response. The Trust represents that the term “relatively” has been deleted.

15.	Comment. With respect to the last sentence of that paragraph, does the Fund’s investment adviser know if, based on the strategy, the Fund will be focused in a particular sector during the first year? If so, please disclose.

Response. According to the Fund’s investment adviser, there is no expectation that the Fund’s investments will be focused in a particular sector during the first year.

January 24, 2022

16.	Comment. Please consider arranging the principal risks in order of importance rather than alphabetically such that the most significant appears first (see ADI 2019-08).

Response. The Trust notes that each principal risk is relevant to shareholders and that alphabetically ordering the principal risks allows shareholders to more easily and quickly locate a particular risk within the list of risks and provides for easier comparison of risks across funds. The Trust also notes that Form N-1A does not require a particular method of listing a fund’s principal risks. Therefore, the Trust respectfully declines to reorder the principal risks.

17.	Comment. Please consider adding a cybersecurity risk factor.

Response. The Trust represents that cybersecurity risk is disclosed in the Fund’s Statement of Additional Information.

18.	Comment. With respect to “Acceptance of Orders for Creation Units” in the Statement of Additional Information, please delete or supplementally explain the legal basis for the statement that the Fund may suspend creations. In proposing rule 6c-11, the Commission has stated its belief that “an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.” See “Exchange-Traded Funds,” Release No. 33-10515, at pp. 67-68 (June 28, 2018). In adopting the rule, the Commission further noted that “[i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviation between what retail investors pay (or receive) in the secondary market and the ETF’s approximate NAV. Such a result would run counter to the basis for relief from section 22(d) and rule 22c-1 and therefore would be inconsistent with rule 6c-11.” See “Exchange-Traded Funds,” Release No. 33-10695, at p. 59 (Sep. 25, 2019).

Response. The Trust represents that the disclosure states that the Trust may reject a creation order with respect to the Fund not that it may suspend creations generally. The Trust further represents that the disclosure has been revised to delete the term “absolute” in the first line as well as clauses (d) and (f) in the list of reasons for possible rejection of a creation order.

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If you have questions or comments, please do not hesitate to contact me at 202.373.6091.

Sincerely,

/s/ Magda El Guindi-Rosenbaum

Magda El Guindi-Rosenbaum

APPENDIX

Fee Table and Expense Example

SHAREHOLDER FEES (fees paid directly from your investment)	None
ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
MANAGEMENT FEES	0.70%
DISTRIBUTION (12b-1) FEES	0.00%
OTHER EXPENSES*	0.17%
TOTAL ANNUAL OPERATING EXPENSES	0.87%

* Based on estimated amounts for the current fiscal year.

	1 YEAR	3 YEARS
AdvisorShares Let Bob AI Powered Momentum ETF	$89	$278

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